

Peoples
BANCORP®
INVESTOR
PRESENTATION
2ND QUARTER 2020
←22-51
WALL ST
NASDAQ: PEBO
NASDAQ: PEBO



SAFE HARBOR STATEMENT

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the "2019 Form 10-K"), and the earnings release for the second quarter ended June 30, 2020 (the "Second Quarter Earnings Release"), included in Peoples Current Report on Form 8-K furnished to the Securities and Exchange Commission ("SEC") on July 21, 2020, each of which is available on the Securities and Exchange Commission's ("SEC") website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com). As required by U.S. generally accepted accounting principles, Peoples is required to evaluate the impact of subsequent events through the issuance date of its June 30, 2020 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC ("Second Quarter Form 10-Q"). Peoples expects to file its Second Quarter Form 10-Q with the SEC on or about July 29, 2020. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this presentation.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2019 Form 10-K under the section, "Risk Factors" in Part I, Item 1A and "Risk Factors" in Part II of Peoples' Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.


Peoples
BANCORP®

WORKING TOGETHER BUILDING SUCCESS

TABLE OF CONTENTS

PROFILE, INVESTMENT RATIONALE, CULTURE AND STRATEGY



PEBO PROFILE

NASDAQ: PEBO

PEBO MARKET INSIGHT

- Strongest deposit market share positions in more rural markets where we can affect pricing
- Presence near larger cities puts us in a position to capture lending opportunities in more urban markets (e.g. Cincinnati, Cleveland and Columbus)
- Snapshot as of June 30, 2020
  Loans: $3.3 billion / **Assets**: $5.0 billion
  Deposits: $4.0 billion
  Market Cap: $418 million

DEMOGRAPHICS

Median Income: $52,112
Key Industries: Health Care, Lumber, Manufacturing, Oil/Gas/Coal, Tourism

Unemployment:

OH 10.9% WV 10.4%
KY 4.3% US 11.1%

PEBO GEOGRAPHIC FOOTPRINT



Cleveland
PA
OH
IN
Columbus
MD
Marietta
Cincinnati
WV
Charleston
VA
Lexington
KY
PEBO FOOTPRINT
COUNTIES WHERE PEBO HAS TOP 3 MARKET SHARE*
COUNTIES WHERE PEBO HAS OVER $100 MILLION OF DEPOSITS AND IS NOT IN TOP 3 MARKET SHARE*

*According to FDIC annual summary of deposits as of June 30. 2019.
Unemployment data from www.bls.gov/lau as of June 2020.

UNIQUE COMMUNITY BANKING MODEL

- Greater revenue diversity (30% non-interest income, excluding gains and losses) than the average $1 - 10 billion bank
- Strong community reputation and active involvement
- 16 local market teams capable of out-maneuvering larger banks
- More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, premium financing, etc.)

STRONG, DIVERSE BUSINESSES EARNING NON-INTEREST INCOME

- 20th largest bank-owned insurance agency, with expertise in commercial, personal, life and health
- Wealth management – $2.4 billion in assets under administration and management, including brokerage, trust and retirement planning

CAPACITY TO GROW OUR FRANCHISE

- Strong capital and fundamentals to support M&A strategy
- Proven integration capabilities and scalable infrastructure

COMMITTED TO DISCIPLINED EXECUTION

- Strong, integrated enterprise risk management process
- Dedicated to delivering positive operating leverage
- Focused on business line performance and contribution, operating efficiency and credit quality

ATTRACTIVE DIVIDEND OPPORTUNITY

- Targeting 40% to 50% payout ratio under normal operating environment
- Dividend paid increased from $0.15 per share for Q1 2016 to $0.34 in the most recent quarter
- Consistently evaluate dividend and adjust accordingly – annualized dividend yield at July 17, 2020 was 6.76%.



OUR VISION

Our vision is to be THE BEST COMMUNITY BANK IN AMERICA.

OUR MISSION

We will work side by side to overcome challenges and seize opportunities. We listen and work with you. Together, we will build and execute thoughtful plans and actions, blending our experience and expertise, to move you toward your goals. Our core difference is providing you peace of mind, confidence and clarity in your financial life.

OUR VALUES

PROMISE CIRCLE

Peoples' Employee Promise Circle represents how we do business and our never-ending pursuit of creating value for our clients. Our strategies to serve clients and enhance shareholder value often change, but our values remain constant.


C
CLIENTS FIRST
I
INTEGRITY ALWAYS
R
RESPECT FOR ALL
C
COMMITMENT TO COMMUNITY
L
LEAD THE WAY
E
EXCELLENCE IN EVERYTHING
PEBO Promise CIRCLE



STRATEGIC ROAD MAP FOR BEST COMMUNITY BANK IN AMERICA

- Commitment to Superior Shareholder Returns
- Clients' 1st Choice for Banking, Investing and Insurance
- Great Place to Work
- Meaningful Impact on Our Communities

RESPONSIBLE RISK MANAGEMENT

- Embrace Risk Management
- Know the Risks: Strategic, Reputation, Credit, Market, Liquidity, Operational, Compliance
- Do Things Right the First Time
- Raise Your Hand
- Discover the Root Cause
- Excel at Change Management

EXTRAORDINARY CLIENT EXPERIENCE

- Delight the Client
- Deliver Expert Advice and Solutions
- Provide a Consistent Client Experience
- Lead Meaningful Client Reviews
- Evolve the Mobile Experience
- DWYSYWD

PROFITABLE REVENUE GROWTH

- Acquire, Grow and Retain Clients
- Earn Client Referrals
- Understand Client Needs and Concerns
- Live the Sales and Service Processes
- Value Our Skills and Expertise
- Operate Efficiently
- Execute Thoughtful Mergers and Acquisitions

FIRST CLASS WORKPLACE

- Hire for Values
- Strive for Excellence
- Invest in Each Other
- Promote a Culture of Learning
- Coach in Every Direction
- Recognize and Reward Performance
- Balance Work and Life
- Cultivate Diversity
- Spread Goodness


COVID-19
CREDIT IMPACT
CAPITAL
& LIQUIDITY
Peoples
BANCORP®

COVID-19 CREDIT IMPACT, CAPITAL & LIQUIDITY

THE CHANGES THAT THE PANDEMIC HAS HAD ON OUR INDUSTRY HAVE BEEN WIDESPREAD AND SWEEPING.

- It changed the way we provide our products and services, which is now more digital.
- Enabled remote work capabilities for associates as appropriate.
- Temporarily moved to lobby access by appointment while redesigning lobbies to enable social distancing. Branches reopened lobbies June 22.
- Remained nimble and provided relief for clients, including setting up administration of new programs like SBA Paycheck Protection Program (PPP)

CLIENTS

- We frequently call our clients to check in on them and are being accommodating in their time of need by providing loan modifications, payment deferrals and fee waivers.
- Modified 9% of bank commercial loans
- Modified 3% of bank consumer loans
- Peoples Bank had the highest PPP loan production as a percentage of total loan balances in phase 1 (through April 16, 2020) for all banks in Ohio, Kentucky and West Virginia.

COMMUNITIES

- Made $250,000 donation to local charities with majority going to fight hunger.
- Associates donated additional $40,000 to local food banks and pantries as of July 15, 2020.

ASSOCIATES

- Created assistance programs for associates including paying for unexpected childcare and/or elder care, paying for associates that need to quarantine or are not feeling well for an extended period of time
- Made donation of $100,000 to our employee assistance program
- Associates at the level of Assistant Vice President and below received $500 stock award



SOCIAL MEDIA POSTS RECOGNIZING PEOPLES



Marco Rubio @marcorubio · May 13
During Round 1 of #PPP, regional bank @PeoplesBank in #Ohio processed nearly 2,400 #PPPloans valued at approximately $422 million. #PPPworks

4.1 M Followers



Joey Burrow @JoeyB · Jul 9
Honored to partner & support the Athens County Food Pantry & Foundation for Appalachian Ohio in conjunction with the Joe Burrow Hunger Relief Fund. Thank you to @kroger, @bose, & @peoplesbank for joining me in kick starting this program. For more info click the link in my bio

383K Followers / Over 200K Views / Over 10K Likes & Retweets



JobsOhio @JobsOhio · Apr 21
JobsOhio is partnering with @PeoplesBank & @ffbbank/ @HomeSavingsBank to provide financial support to companies impacted by the #coronavirus pandemic.
We'll provide up to $50M to enable increased lending.

Proud to support our #Ohioans and #smallbiz.

Jobs Ohio is providing a 90% guarantee on the first $25 million of increased exposure to small businesses. Clients may obtain up to $200,000 in additional financing on terms that are favorable to the clients, subject to certain eligibility requirements.



Southeastern Ohio Port Authority
3d ·

Partner Appreciation Post!

This month's shout-out goes to **Peoples Bank**. In the world of community support and impact, few organizations pay it forward more often, and in more ways, than Peoples Bank. **Marietta, Ohio**, Washington County, and the entire tri-state area, are very fortunate to have them investing in our communities. Nearly 1/3 of the Port Authority's operating budget comes from contributions and Peoples has been one of our strongest supporters since our inception. On behalf of the Board of Directors and our staff, we send our sincerest appreciation to everyone at Peoples Bank! **#whyWashCo #whySEohio**



SBA PAYCHECK PROTECTION PROGRAM AS OF June 30, 2020
$488 MILLION IN LOANS AUTHORIZED
IN 113 COUNTIES
FOR 3,688 BUSINESSES
OH
KY
WV
Peoples BANK

CREDIT RISK MANAGEMENT PROCESS



LOAN PORTFOLIO COMPOSITION

- Robust concentration management process focused on portfolio risk diversification
- Relationship based lending
- CRE and C&I are balanced with Consumer
- CRE financing for "A" tier developers only
- Very limited out of market lending
- Growing consumer portfolios organically and through acquisitions
- $5.0 billion bank with $25mm guideline for maximum loan exposure per relationship

POLICY / UNDERWRITING STANDARDS

- Experienced, independent commercial and consumer underwriters
  - Comprehensive commercial underwriting package includes standardized loan covenant language, sensitivity analysis, and industry research
- Risk appropriate CRE policy standards that vary by asset class
- Established limits on policy exceptions; volume and trends monitored monthly
- Use of government guarantee programs when appropriate
- Abbreviated approval process for loan exposures < $1.0mm
- Use of automated underwriting systems to evaluate all residential loan requests (e.g. Fannie Mae Desktop Underwriter)

MANAGEMENT & MONITORING

- Clear segregation of duties between sales & credit functions
  - Signature approval process with Credit Administration representation
  - Centralized risk rating, borrowing base monitoring, covenant tracking and testing
  - Consistent documentation and loan funding process centrally managed by Credit Administration with second review
- Experienced workout team dedicated to proactive rehabilitation or exit
- Construction loan monitoring and funding process independently managed by Credit Administration staff

OVERSIGHT

Board approval required for loan relationships > $25.0mm

- External loan review by large accounting and advisory firm
- Quarterly Criticized Asset Review (CAR) meetings for loans > $500m
- Quarterly review of Systemically Important Relationships (SIRs)
- Monthly Loan Quality Committee meetings

SUMMARY OF COVID-RELATED RELIEF EFFORTS - Began relief program on March 16, 2020

CONSUMER CLIENTS - AS OF JULY 7, 2020

- Approved 1,369 modifications for 1,222 clients
- $36MM or 1% of Total Loan Portfolio Balances / 3% of Total Bank Consumer Loan Portfolio Balances
- Providing up to six months of interest only or deferred payments

FIRST REQUESTS FOR COVID-RELATED MODIFICATIONS
FOR COMMERCIAL CLIENTS - AS OF JUNE 30, 2020

- Approved 485 modifications for 264 clients. Most relief requests were for Interest Only Payments for 120 days.
- $534MM or 18% of Total Loan Portfolio Balances / 32% of Commercial Loan Portfolio Balances
- 9% of Total Bank Commercial Loans*
- 7% of Total Bank Commercial Clients*

SECOND REQUESTS FOR COVID-RELATED MODIFICATIONS
COMMERCIAL CLIENTS – AS OF JUNE 30, 2020

- Approved $42MM in second requests for payments relief.
- Hotel and Lodging clients have accounted for approximately 60% of these requests (based on loan balances)
- Remaining clients granted additional COVID-Related modifications are primarily from the Daycare and Retail sectors
- Modification requests are approved within guidance of the CARES Act and do not exceed six consecutive months of deferment of contractual payments

COMMERCIAL PORTFOLIO

- Total Loan Portfolio is $2.9B. Commercial is $1.64B of portfolio (56% of loan balances)*
- Commercial Portfolio Distribution: C&I is 62% and Investment Corporate Real Estate (ICRE) is 38%. It is a diversified Loan Portfolio*
- Segments most impacted by COVID-19: Restaurants, Hotels, Floorplans, ICRE (Office and Retail), and Daycares, which account for 60% of modifications (dollars) approved

Unless specified otherwise, data as of June 30, 2020.
* Excludes SBA Paycheck Protection Program loans, including unit volume and loan balances.

SALIENT CREDIT FACTS
FOR KEY COVID-19 IMPACTED SEGMENTS



CONCENTRATIONS SUMMARY

RESTAURANTS*

- Loans to McDonald's Franchise Operators account for 77% of the $158MM Portfolio
  - McDonald's portfolio consists of 23 relationships with average loan size of $1.2MM. Top 5 Operators account for 50% of the Portfolio.
  - Guarantors provide additional support
  - Proactive outreach to operators with bank COVID-19 relief program. Corporate McDonald's assisted with rent and service fee deferments
- Other restaurant exposure is $36.6MM with approximately 20% having SBA guarantees.
  - $8MM in Loan Modifications

HOTELS & LODGING*

- Portfolio is $70.6MM. Top 5 relationships account for 84% of the portfolio. Majority of the exposure represents flagged properties.
- Average LTV is 56%.
- 80% of the Portfolio has been Approved for COVID-Related Modifications
- 35% of the Portfolio has been Approved for a Second COVID-Related Modification of Payment Relief

FLOORPLANS*

- $76MM in floorplan balances: $43MM to Auto Dealers, $8MM to RV, ATV, Motorcycle Dealers and $25MM to Commercial Equipment Companies.
- Auto Dealer Portfolio consists of 22 Floorplans, with an average commitment size of $3.2MM.
- Peoples Bank has an experienced Segment Leader on staff, uses extensive Floorplan Tracking System and performs Collateral Audits frequently.

ENERGY*

- $6.0MM in exposure. Average loan size in the portfolio is $119M. Most operators provide support services for Oil & Gas or mining companies.

MULTIFAMILY*

- Portfolio is $117MM. Top 5 relationships account for 40% of the portfolio.
- Largest loan in the portfolio accounts for 13% of total balances. Sponsors report unencumbered liquidity of $200MM.
- Portfolio has strong sponsors (top tier) with decades of experience and substantial liquidity.
- Projects are typically taken to the permanent market.

ASSISTED LIVING FACILITIES*

- Portfolio is $94MM. Approximately 80% of this portfolio is private-pay and not reliant on Medicare.
- Peoples Bank has had no requests for payment relief from this portfolio as of 6/30/2020

Unless specified otherwise, data as of June 30, 2020.
* Excludes SBA Paycheck Protection Program loans, including unit volume and loan balances.

OUR DELINQUENCY AND NET CHARGE-OFF TRENDS HAVE REMAINED STABLE TO IMPROVING FOR FOUR PLUS YEARS.

Percentage of Loans Considered "Current"



100%
95%
90%
98.0%
98.6%
98.5%
98.5%
99.0%
12-31-16
12-31-17
12-31-18
12-31-19
06-30-20

Percentage of Net Charge-Offs to Average Loans Annualized



0.375%
0.250%
0.125%
0.000%
0.09%
0.15%
0.15%
0.04%
0.01%
2016
2017
2018
2019
06-30-20

ASSET QUALITY

NASDAQ: PEBO

NPAS AS A PERCENTAGE OF TOTAL ASSETS HAVE CONSISTENTLY BEEN SUPERIOR TO MIDWEST BANKS WITH $1 TO $10 BILLION IN TOTAL ASSETS. Q1 2020 UPTICK WAS PRIMARILY DRIVEN BY CECL ACCOUNTING.



NPAS / ASSETS
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
0.57%
0.56%
0.49%
0.48%
0.46%
0.46%
0.49%
0.45%
0.47%
0.48%
0.50%
0.61%
0.54%
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19
Q3-19
Q4-19
Q1-20
Q2-20
$1 TO $10 BILLION MIDWEST BANKS
PEBO

The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.

Source: S&P Global Market Intelligence. Nonperforming assets include loans 90+ days past due and accruing, renegotiated loans, nonaccrual loans, and other real estate owned.



PEBO IS MEANINGFULLY BELOW THE $1 - $10 BILLION BANK UNIVERSE IN TERMS OF NPAS / TOTAL ASSETS AS OF MARCH 2020.

PEER BANKS NPAS / TOTAL ASSETS

2.25%
1.50%
0.75%
0.00%
TSC
SYBT
FRME
FISI
LKFN
GABC
TMP
THFF
HBNC
PEBO
SRCE
FMNB
PFC
FCF
CHCO
UNIV
$1-$10 B
NWBI
STBA
CCNE
PRK
SMMF
CTBI

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 3/31/2020. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the "Proxy Peer Group". The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2020.



NPAS AT 6/30/20 WERE PRIMARILY COMPOSED OF WELL-COLLATERALIZED COMMERCIAL REAL ESTATE AND RESIDENTIAL REAL ESTATE LOANS. INCREASE IN 2020 WAS MAINLY DUE TO ACCOUNTING CHANGE TO CECL.


$ MILLIONS
$25
$20
$15
$10
$5
$0
Q1-16
Q2-16
Q3-16
Q4-16
Q1-17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19
Q3-19
Q4-19
Q1-20
Q2-20
CRE
RESIDENTIAL
C&I
HELOC
CONSUMER

The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.



CLASSIFIED AND CRITICIZED LOANS AS A PERCENTAGE OF TIER 1 CAPITAL ARE WELL MANAGED.

	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	Q1-20	Q2-20
CRITICIZED LOANS / TIER 1 CAPITAL + ALLL *	28.72%	39.16%	29.89%	25.61%	28.10%	21.22%	19.58%	22.42%
CLASSIFIED LOANS / TIER 1 CAPITAL + ALLL *	17.23%	19.34%	17.40%	13.14%	10.78%	14.49%	14.82%	14.15%

*In accordance with SEC reporting methodologies. Criticized loans includes loans categorized as special mention, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.

CRE CONCENTRATION **ANALYSIS**



NASDAQ: PEBO

CRE EXPOSURE IS WELL BELOW SUPERVISORY CRITERIA ESTABLISHED TO IDENTIFY INSTITUTIONS WITH HEIGHTENED CRE CONCENTRATION RISK.

- Exposure levels also compare favorably to peer institution concentration levels.


PEER BANK SUBS - CRE LOANS / RISK-BASED CAPITAL
400%
350%
300%
250%
200%
150%
100%
50%
0%
220%
123%
STBA
TSC
PFC
CCNE
TMP
SYBT
FCF
Universe $1-$10 B
CHCO
FRME
LKFN
FISI
HBNC
GABC
SMMF
PRK
NWBI
THFF
FMNB
PEBO
SRCE

300% IS THE LEVEL CONSIDERED HEIGHTENED CRE CONCENTRATION RISK PER SUPERVISORY GUIDANCE

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of3/31/20. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers', 3/31/20 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: UCFC, SMMF, FMNB.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®

PEER BANK SUBS – CONSTRUCTION, LAND AND LAND DEVELOPMENT LOANS / RISK-BASED CAPITAL

110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
100% IS THE LEVEL CONSIDERED HEIGHTENED CONSTRUCTION, LAND AND LAND DEVELOPMENT CONCENTRATION RISK PER SUPERVISORY GUIDANCE
45%
25%
FISI
SYBT
TSC
LKFN
CCNE
FRME
SMMF
Universe $1-$10 B
THFF
STBA
HBNC
PRK
GABC
FCF
TMP
FMNB
CTBI
PEBO
NWBI
CHCO
SRCE

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 3/31/20. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers, 3/31/20 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: UCFC, SMMF, FMNB.



LOAN COMPOSITION REFLECTS HEALTHY RISK DIVERSITY.

TOTAL LOAN PORTFOLIO* = $2.9 BILLION,
WHICH EXCLUDES $458 MILLION OF PPP LOANS



1
2
3
4
5
6
7

1 COMMERCIAL REAL ESTATE (CRE) 31%
2 COMMERCIAL & INDUSTRIAL 21%
3 RESIDENTIAL REAL ESTATE 21%
4 HOME EQUITY LINES OF CREDIT 4%
5 CONSUMER, INDIRECT 16%
6 CONSUMER, DIRECT 3%
7 CONSTRUCTION 4%

TOTAL CRE PORTFOLIO** = $0.9 BILLION



1
2
3
4
5
6
7
8
9
10
11
12

1 MULTI FAMILY 12%
2 MIXED USE 12%
3 INDUSTRIAL 8%
4 DAY CARE CENTER 2%
5 GAS STATION 2%
6 OFFICE 16%
7 RETAIL 11%
8 HOTEL / MOTEL 6%
9 WAREHOUSE 8%
10 ASSISTED LIVING 3%
11 SCHOOL / COLLEGE 4%
12 OTHER 16%

Data as of June 30, 2020.
*Excludes deposit overdrafts.
**Total CRE includes commercial real estate and construction loans, and exposure includes commitments.

ECONOMIC FORECAST - KEY DRIVERS AT JUNE 30, 2020


US Unemployment
12%
6%
0%
9.08%
9.54%
9.72%
9.68%
Q3-20
Q4-20
Q1-21
Q2-21
Ohio GDP
0%
4.51%
-5.13%
-5.49%
-4.95%
Q3-20
Q4-20
Q1-21
Q2-21
Ohio Unemployment
12%
6%
0%
10.25%
10.47%
10.49%
10.34%
Q3-20
Q4-20
Q1-21
Q2-21

PERTINENT CREDIT STATS AS OF JUNE 30, 2020

- Allowance for credit losses was $52.4 million, up from $21.6 million Dec 31, 2019
- Allowance for credit losses as a percentage of total loans was 1.62%, and was negatively impacted 23 basis points by PPP loans
- Nonperforming assets as a percentage of total loans was 0.54%
- Allowance for credit losses as a percent of nonperforming loans was 202.02%

CECL KEY ASSUMPTIONS

Day 1 CECL adoption resulted in a $5.8 million increase to the allowance, driven by:

- Estimated life of loans
- 1 Year economic forecast as of 1.1.20
- Mix of acquired and organic loans
- 1 Year straight-line reversion
- Discounted Cash Flow (DCF) methodology

6.30.20 ACL increase driven by COVID-19 impact on economic forecast

- Used Moody's Baseline June V1



WE HAVE LOOKED AT OUR CAPITAL LEVELS UNDER DIFFERENT STRESSED SCENARIOS.

- The graph below is based on the following key stressed assumptions, related to bank capital:
  - No net income for the remainder of 2020 and 2021, dividend continues at $0.34 per quarter, a measured approach on share repurchases, growth in loans from the premium finance acquisition (starting in July 2020) and runoff of the PPP loans in future periods.
- Capital is most constrained at the total risk based capital level at the bank
  - Assuming the scenario above, Peoples could withstand pre-tax losses of approximately $90 million (in addition to stressed scenairo) in 2020 and 2021, and still remain above well capitalized levels for all regulatory ratios at the bank level.
- We will continue to perform capital stress testing and will adjust capital levers (dividends and share repurchases) to maintain adequate capital during the crisis.


16%
14%
12%
10%
8%
6%
4%
Common equity tier 1 capital
Tier 1 capital
Total risk-based capital
Total risk-based capital (Bank)
Tier 1 leverage
BANK LEVEL
REGULATORY CAPITAL RATIOS
4Q 2019
4Q 2020 (STRESSED)
4Q 2021 (STRESSED)
WELL CAPITALIZED LIMIT



ACQUISITIONS

- Bank acquisitions completed in 2014 (3), 2015 (1), 2018 (1), and 2019 (1)
- Insurance acquisitions completed in 2014 (1), 2015 (1), 2017 (2), and **2020** (1)
- One investment acquisition was completed in 2016
- **One premium finance acquisition effective July 1, 2020**

CAPITAL PRIORITIES

- Organic growth
- Dividends
- Acquisition activities

DIVIDENDS

- Dividend paid increased from $0.15 per share for Q1 2016 to $0.34 in the most recent quarter
- Consistently evaluate dividend and adjust accordingly – annualized dividend yield at July 17, 2020 was 6.76%.



WE ARE WELL POSITIONED FROM A LIQUIDITY PERSPECTIVE

- We had a loan-to-deposit ratio of 84% at June 30, 2020, which enables us to be flexible and grow loans when it is prudent.
- We can leverage our investment securities to gain liquidity through sales or pledging.
- Our loans give us the ability to increase borrowing capacity by pledging loans to provide liquidity to meet the borrowing needs of our customers.
- As needed, we will utilize the Federal Reserve's program to pledge the SBA PPP loans as collateral for our borrowings.
- As April progressed, we saw an increase in our deposits, as we experienced inflows from stimulus money to consumers, and the majority of PPP money was deposited within the bank.
    - We realize that these inflows may diminish over time and will remain focused on maintaining a high level of borrowing capacity at the Federal Reserve Bank, the FHLB of Cincinnati and other borrowing facilities.
- Over the long run, we anticipate funding the premium finance portfolio through a combination of security liquidations and shorter term wholesale funding.

DEPOSIT FRANCHISE IN A COVID-19 ENVIRONMENT



AS OF MARCH 2020, OUR LOAN-TO-DEPOSIT RATIO IS LOW COMPARED TO PEER GROUP, WHICH POSITIONS US WELL FROM A LIQUIDITY PERSPECTIVE.

105%
100%
95%
90%
85%
80%
75%
70%
NOT TO SCALE
UNIV. $1- $10 B AVERAGE: 90.6%
87.3%
MEDIAN
NWBI
STBA
SMMF
TSC
LKFN
FDEF
CTBI
SRCE
TMP
FCF
HBNC
PRK
UNIV $1-$10 B
SYBT
FISI
CCNE
FMNB
GABC
CHCO
PEBO
FRME
THFF

The Proxy Peer Group is used above for comparative purposes.

Source: S&P Global Market Intelligence
Data as of March 31, 2020



Peoples BANCORP®

Q2 & YTD 2020 FINANCIAL INSIGHTS




TRIUMPH
PREMIUM FINANCE


Peoples
PREMIUM FINANCE

Effective July 1, 2020, Peoples closed on the asset purchase agreement under which Peoples Bank acquired the operations and assets of Triumph Premium Finance ("TPF"), a division of TBK Bank, SSB. Based in Kansas City, Missouri, Peoples Premium Finance will continue to provide premium finance services for customers to purchase property and casualty insurance products through its growing network of independent insurance agency partners nationwide.

Peoples Bank acquired approximately $86.5 million in loans. The transaction is expected to be immediately accretive to Peoples' earnings per share, adding approximately $0.02 to $0.04 in 2020 and $0.11 to $0.14 in 2021.

Former Senior Vice President of TPF, John Binaggio, will manage the insurance premium financing operations for Peoples Bank, now called Peoples Premium Finance.

For the client, premium financing is typically done with a 15 - 20% down payment, followed by 9 - 10 monthly payments.



FINANCIAL:

- Recorded net income of $4.7 million for the second quarter of 2020, representing earnings per diluted common share of $0.23.
- Net interest income was $34.9 million for the second quarter of 2020, an increase of $224,000, or 1%, compared to the first quarter of 2020.
- We closely monitored and controlled our expenses during the second quarter of 2020. Our total non-interest expense declined by 7% compared to the first quarter of 2020.
- Asset quality metrics were generally stable during the quarter.
  - Loans considered current comprised 99.0% of the loan portfolio at June 30, 2020, compared to 98.5% at March 31, 2020.
  - Our net charge-off rate was negative five basis points annualized for the second quarter of 2020, based on a $750,000 recovery on a previously charged-off loan.
- Period-end total deposit balances at June 30, 2020 increased $626.5 million, or 18%, compared to March 31, 2020.
- Period-end total loan balances at June 30, 2020 increased $449.6 million, or 15%, compared to March 31, 2020.
  - Helped 3,688 businesses obtain nearly $500 million of SBA PPP funds since the program's inception.
  - Originated $72 million in consumer indirect vehicle loans in the second quarter of 2020, for the best quarter ever in regards to consumer indirect loan production. Average credit score for indirect production was 734 for second quarter 2020.

RECOGNITION:

- Peoples Bank was recognized as the number one bank in West Virginia as part of Forbes' annual list of America's Best-In-State Banks and Credit Unions 2020.
- For the 2nd year in a row, Peoples Bank has been recognized as a Top Workplace by cleveland.com and the Cleveland Plain Dealer.


Forbes 2020
BEST-IN-STATE
BANKS
Powered by STATISTA



STOCK PERFORMANCE

NASDAQ: PEBO

OUR STOCK, ALONG WITH INDUSTRY IS UNDER-PERFORMING THE MARKET IN 2020, GIVEN THE UNKNOWN RAMIFICATIONS OF COVID-19 ON FUTURE BANK PROFITABILITY.

TOTAL ANNUAL RETURN AS OF DECEMBER 31, 2020

	1-YEAR	3-YEAR	5-YEAR	10-YEAR
PEBO	20%	6%	9%	17%
PEER GROUP	27%	4%	13%	15%
RUSSELL 2000 FINANCIAL SERVICES	24%	5%	9%	12%
S&P 500	31%	15%	12%	14%

CUMULATIVE TOTAL RETURN YEAR TO DATE AS OF JUNE 30, 2020

PEBO	PEER GROUP	RUSSELL 2000 FINANCIAL SVCS	S&P 500
-37%	-30%	-26%	-3%

Total Return includes impact of dividends

Peers include: SRCE, CHCO, CCNE, CTBI, FMNB, FISI, FCF, FDEF, THFF, FRME, GABC, HBNC, LKFN, PRK, STBA, SYBT, TMP, TSC, UCFC, NWBI, SMMF. UCFC merged with FDEF on January 31, 2020.
FDEF changed in July 2020 to PCF.

Source: Bloomberg

TOTAL REVENUE OF $100 MILLION FOR FIRST SIX MONTHS OF 2020. REVENUE IN THE LATER HALF OF 2020 WILL BENEFIT FROM PPP AND PREMIUM FINANCE ACQUISITION. COVID-19 AND INTEREST RATE ENVIRONMENT WILL MUTE YEAR OVER YEAR ORGANIC GROWTH.



$250000
$200000
$150000
$100000
$50000
$0
($ THOUSANDS)
$69,506
$40,053
$97,612
$47,441
$104,865
$51,070
$113,377
$52,653
$129,612
$57,234
$140,838
$64,892
$69,496
$30,401
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
YTD-20
NET INTEREST INCOME
NON-INTEREST INCOME, EXCLUDING GAINS AND LOSSES

Beginning in the second quarter of 2018, Peoples benefited from the acquisition of ASB Financial Corp. Additionally, beginning in the second quarter of 2019, Peoples benefited from the acquisition of First Prestonsburg Bancshares Inc..

INSURANCE & INVESTMENT INCOME COMPOSITION



NASDAQ: PEBO

TOTAL INSURANCE REVENUE YTD 2020 **$7.3 MILLION**



5
4
1
3
2

1 P&C COMMERCIAL LINES 54%
2 PERFORMANCE BASED 16%
3 P&C PERSONAL LINES 20%
4 LIFE & HEALTH 7%
5 OTHER 4%

TOTAL INVESTMENT REVENUE YTD 2020 **$6.6 MILLION**



3
1
2

1 FIDUCIARY 52%
2 BROKERAGE 33%
3 EMPLOYEE BENEFITS 15%

CORE NON-INTEREST **EXPENSE***



THE RECENT ESCALATION IN EXPENSES WAS DUE TO ACQUISITIONS, OUR MOVE TO A $15 MINIMUM WAGE, AND AN INCREASE IN FTE'S FOR GROWTH AND TECHNOLOGY INVESTMENTS. COVID-19 IS NOT EXPECTED TO CAUSE A MATERIAL INCREASE IN EXPENSES.

$150,000
$125,000
$100,000
$75,000
$50,000
$25,000
($ THOUSANDS) NOT TO SCALE
$66,130
FY-14
FY-15
FY-16
FY-17
FY-18**
FY-19**
YTD-20
CORE NON-INTEREST EXPENSES*
EXPENSES RESULTING FROM ACQUISITIONS**

* Non-US GAAP financial measure. See Appendix.

**2014, 2015, 2018 and 2019 included a partial quarter of expenses resulting from the Midwest Bancshares, Inc. (2014), Ohio Heritage Bancorp, Inc. (2014), North Akron Savings Bank (2014), National Bank and Trust (2015), American Savings Bank (2018), and First Prestonsburg (2019) acquisitions, respectively, such as salaries and occupancy expenses.

EFFICIENCY RATIO ADJUSTED FOR NON-CORE ITEMS*



NASDAQ: PEBO

COVID-19 AND REDUCED NET INTEREST MARGIN HAVE IMPACTED THE EFFICIENCY RATIO IN FIRST HALF OF 2020


NOT TO SCALE
70%
69%
68%
67%
66%
65%
64%
63%
62%
61%
60%
69.55%
67.49%
64.30%
61.85%
61.32%
61.09%
62.76%
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
YTD-20

*The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus core non-interest income excluding all gains and losses. This amount represents a non-US GAAP financial measure since it excludes the impact of all gains and/or losses, acquisition-related expenses, COVID-19 expenses, pension settlement charges, amortization of other intangible assets and uses fully tax-equivalent net interest income. See Appendix.

IMPROVEMENT IN **KEY METRICS**



NASDAQ: PEBO

WE HAVE MADE STEADY PROGRESS ON THESE METRICS OVER THE RECENT YEARS. THE PROVISION FOR CREDIT LOSSES, INTEREST RATE ENVIRONMENT, AND OTHER ECONOMIC IMPACTS OF COVID-19 ARE SIGNIFICANTLY IMPACTING THESE METRICS IN 2020.

RETURN ON AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1]


2.0%
1.5%
1.0%
0.5%
0.0%
0.93%
0.62%
0.97%
1.08%
1.32%
1.42%
0.23%
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
YTD-20

RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS[1]


NOT TO SCALE
15%
12%
9%
6%
3%
0%
11.43%
7.32%
11.30%
11.40%
15.48%
15.39%
2.58%
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
YTD-20

TANGIBLE BOOK VALUE PER SHARE


NOT TO SCALE
$21
$20
$19
$18
$17
$16
$15
$14
$15.57
$14.68
$15.89
$17.17
$18.30
$20.14
$19.70
FY-15
FY-16
FY-17
FY-18
FY-19
YTD-20

PPNR ADJUSTED FOR NON-CORE ITEMS[1]
PPNR TO TOTAL AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1]


($ MILLIONS)
NOT TO SCALE
$80
$70
$60
$50
$40
$30
$20
$10
2.25%
2.00%
1.75%
1.50%
1.25%
$30.8
$41.6
$50.4
$58.6
$68.4
$75.8
$33.6
1.37%
1.34%
1.52%
1.67%
1.77%
1.79%
1.47%
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
YTD-20

1 Non-US GAAP financial measure. See Appendix.

TOTAL
LOAN GROWTH



TOTAL LOANS ARE $3.4 BILLION AS OF JUNE 30, 2020, WHICH INCLUDES $458 MILLION OF PPP LOANS.

($ MILLIONS) NOT TO SCALE

$3400
$3000
$2600
$2200
$1800
$1400

FY-14 FY-15 FY-16 FY-17 FY-18 FY-19 YTD-20

TOTAL PPP LOANS

TOTAL LOANS EXCEPT ASB & FIRST PRESTONSBURG & PPP

ASB ACQUIRED LOANS

FIRST PRESTONSBURG ACQUIRED LOANS

AVERAGE LOAN BALANCES

PAYCHECK PROTECTION PROGRAM **SUCCESS**



NASDAQ: PEBO

PPP RESULTS

- Assisted 3,688 businesses with SBA PPP loans with $488 million in loans authorized as of June 30, 2020.
- Peoples Bank had the highest PPP loan production as a percentage of total loan balances in phase 1 (through April 16, 2020) for all banks in Ohio, Kentucky and West Virginia.
- Weighted average origination fee on the volume of PPP loans originated was 3.3%.
- Approximately 40% of PPP loans were made to new clients. From these new clients, we have already generated over $40 million in new deposits and loans as of July 20, 2020. Continuing to deepen relationships with these new clients is a focus in the 2nd half of the year.

COUNTIES WITH PEBO PPP LOAN

PEBO PPP GEOGRAPHIC FOOTPRINT


OH
WV
KY

FROM 2013 TO 2018, THE PERCENTAGE OF EARNING ASSETS COMPOSED OF INVESTMENTS DECREASED. IN 2020, THE INCREASE IN LOANS AS A PERCENTAGE OF EARNING ASSETS WAS DUE TO PPP LOANS.

TOTAL EARNING ASSETS (IN $BILLIONS): $0.0, $0.5, $1.0, $1.5, $2.0, $2.5, $3.0, $3.5, $4.0, $4.5

PERCENTAGE OF TOTAL EARNING ASSETS: 20%, 30%, 40%, 50%, 60%, 70%, 80%

	FY-13	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
LOANS %	64%	69%	70%	72%	73%	76%	74%	78%
INVESTMENTS %	36%	31%	30%	28%	27%	24%	26%	22%

INVESTMENTS LOANS INVESTMENTS % LOANS %

DEPOSIT GROWTH

NASDAQ: PEBO

TOTAL DEPOSIT BALANCES AT JUNE 30, 2020 INCREASED $733 MILLION COMPARED TO DECEMBER 31, 2019. DEPOSIT BALANCES BENEFITED FROM PPP LOAN PROCEEDS AND FISCAL STIMULUS FOR CONSUMERS AND COMMERCIAL CLIENTS.



($ MILLIONS) NOT TO SCALE
$4000
$3350
$2700
$2050
$1400
$750
$100
$1,933
$2,536
$2,510
$2,730
$2,955
$3,291
$4,025
42%
DDAs
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
YTD-20
BROKERED CERTIFICATES OF DEPOSIT
GOVERNMENTAL DEPOSIT ACCOUNTS
MONEY MARKET DEPOSIT ACCOUNTS
RETAIL CERTIFICATES OF DEPOSIT
SAVINGS ACCOUNTS
INTEREST-BEARING DDAS*
NON-INTEREST-BEARING DDAS*

*DDAs stands for demand deposit accounts and represents interest-bearing and non-interest bearing transaction accounts.


Q2 & YTD
2020
APPENDIX

Q2 & YTD 2020 APPENDIX



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Income before income taxes	$ 24,178	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ 4,964
Add: Provision for loan/credit losses	339	14,097	3,539	3,772	5,448	2,504	28,803
Add: Loss on debt extinguishment	–	–	707	–	–	–	–
Add: Loss on OREO	68	530	34	116	35	98	17
Add: Loss on securities	–	–	1	–	147	–	–
Add: Loss on other assets	430	696	427	–	469	692	215
Add: Loss on other transactions	–	43	–	–	76	–	–
Less: Gain on OREO	–	–	–	–	14	–	1
Less: Gains on securities	398	729	931	2,983	1	164	381
Less: Gains on other assets	–	–	35	28	76	8	–
Less: Gains on other transactions	67	–	–	25	168	–	22
Pre-provision net revenue	**$ 24,550**	**$ 29,453**	**$ 49,024**	**$ 58,055**	**$ 60,857**	**$ 68,480**	**$ 33,595**
Average assets *(in millions)*	$ 2,241	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,605
Pre-provision net revenue to average assets	1.10%	0.95%	1.48%	1.65%	1.57%	1.62%	1.47%



PRE-PROVISION NET REVENUE ADJUSTED FOR NON-CORE ITEMS

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR adjusted for non-core items is defined as net interest income, excluding acquisition-related costs and pension settlement charges, plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Income before income taxes	$ 24,178	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ 4,964
Add: System upgrade revenue waived	–	–	85	–	–	–	–
Add: Acquisition-related costs	4,752	10,722	–	341	7,262	7,287	77
Add: COVID-19 expenses	–	–	–	–	–	–	1,058
Add: System upgrade costs	–	–	1,259	–	–	–	–
Add: Other non-core costs	298	592	–	–	–	270	–
Add: Pension settlement charges	1,400	459	–	242	267	–	519
Add: Provision for loan/credit losses	339	14,097	3,539	3,772	5,448	2,504	28,803
Add: Loss on debt extinguishment	–	520	707	–	–	–	–
Add: Loss on OREO	68	529	34	116	35	98	17
Add: Loss on securities	–	–	1	–	147	–	–
Add: Loss on other assets	430	696	427	–	469	692	215
Add: Loss on other transactions	–	43	–	–	76	–	–
Less: Gain on OREO	–	–	–	–	14	–	1
Less: Gains on securities	398	729	931	2,983	1	164	381
Less: Gains on other assets	–	–	35	28	76	8	–
Less: Gains on other transactions	67	–	–	25	168	–	22
Pre-provision net revenue	**$ 31,067**	**$ 41,702**	**$ 50,368**	**$ 58,638**	**$ 68,386**	**$ 76,037**	**$ 35,249**
Average assets *(in millions)*	$ 2,241	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,605
Pre-provision net revenue to average assets	1.39%	1.34%	1.52%	1.67%	1.77%	1.80%	1.54%



CORE NON-INTEREST INCOME

Core non-interest income is a financial measure used to evaluate Peoples' recurring non-interest revenue stream. This measure is non-US GAAP since it excludes the impact of all gains and/or losses, and core banking system conversion revenue waived.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Total noninterest income	$ 40,020	$ 46,382	$ 50,867	$ 55,573	$ 56,754	$ 64,274	$ 30,401
Less: net gain (loss) on investment securities	398	729	930	2,983	(146)	164	381
Less: net loss on asset disposals and other transactions	(431)	(1,788)	(1,133)	(63)	(334)	(782)	(209)
Add: core banking system conversion revenue waived	–	–	85	–	–	–	–
Core non-interest income excluding gains and losses	**$ 40,053**	**$ 47,441**	**$ 51,155**	**$ 52,653**	**$ 57,234**	**$ 64,892**	**$ 30,229**

CORE NON-INTEREST EXPENSE

Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-US GAAP since it excludes the impact of core banking system conversion expenses, acquisition-related expenses, pension settlement charges, and other non-recurring expenses.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Total non-interest expense	$ 85,009	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 66,130
Less: system conversion expenses	–	–	1,259	–	–	–	–
Less: acquisition related expenses	4,752	10,722	–	341	7,262	7,287	77
Less: pension settlement charges	1,400	459	–	242	267	–	519
Less: COVID-19 expenses	–	–	–	–	–	–	1,058
Less: other non-core charges	298	592	–	–	–	270	92
Core noninerest expense	**$ 78,559**	**$ 103,308**	**$ 105,652**	**$ 107,392**	**$ 118,448**	**$ 129,693**	**$ 65,442**



EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income excluding all gains and all losses. This measure is non-US GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. The efficiency ratio adjusted for non-core items is non-US GAAP since it excludes amortization of other intangible assets, non-core expenses and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Total noninterest expense	$ 85,009	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 66,130
Less: amortization on other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	1,457
Adjusted total non-interest expense	83,581	111,004	102,881	104,459	122,639	133,891	64,673
Total non-interest income excluding net gains and losses	40,053	47,441	51,070	52,653	57,234	64,892	30,229
Net interest income	69,506	97,612	104,865	113,377	129,612	140,838	69,496
Add: fully taxable equivalent adjustment	1,335	1,978	2,027	1,912	881	1,068	541
Net interest income on a fully taxable equivalent basis	70,841	99,590	106,892	115,289	130,493	141,906	70,037
Adjusted revenue	$ 110,894	$ 147,031	$ 157,962	$ 167,942	$ 187,727	$ 206,798	$ 100,266
Efficiency ratio	**75.37%**	**75.50%**	**65.13%**	**62.20%**	**65.33%**	**64.74%**	**64.50%**
Core non-interest expense	$ 78,559	$ 103,308	$ 105,652	$ 107,392	$ 118,448	$ 129,693	$ 64,384
Less: amortization on other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	1,457
	77,131	99,231	101,622	103,876	115,110	126,334	62,927
Core non-interest income excluding gains and losses	40,053	47,441	51,070	52,653	57,234	64,892	30,229
Net interest income on a fully taxable equivalent basis	70,841	99,590	106,892	115,289	130,493	141,906	70,037
Adjusted core revenue	110,894	147,031	157,962	167,942	187,727	206,798	100,266
Efficiency ratio adjusted for non-core items	**69.55%**	**67.49%**	**64.33%**	**61.85%**	**61.32%**	**61.09%**	**62.76%**



TANGIBLE EQUITY TO TANGIBLE ASSETS AND TANGIBLE BOOK VALUE PER SHARE

Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-US GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-US GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Tangible equity							
Total stockholders equity	$ 340,118	$ 419,789	$ 435,261	$ 458,592	$ 520,140	$ 594,393	$ 569,177
Less: goodwill and other intangible assets	109,158	149,617	146,018	144,576	162,085	177,503	176,625
Tangible equity	**230,960**	**270,172**	**289,243**	**314,016**	**358,055**	**416,890**	**392,552**
Tangible assets							
Total assets	$ 2,567,769	$ 3,258,970	$ 3,432,348	$ 3,581,686	$ 3,991,454	$ 4,354,165	$ 4,985,819
Less: goodwill and other intangible assets	109,158	149,617	146,018	144,576	162,085	177,503	176,625
Tangible assets	**2,458,611**	**3,109,353**	**3,286,330**	**3,437,110**	**3,829,369**	**4,176,662**	**4,809,194**
Tangible equity to tangible assets	**9.39%**	**8.69%**	**8.80%**	**9.14%**	**9.35%**	**9.98%**	**8.16%**
Tangible book value per share							
Tangible equity	$ 230,960	$ 270,172	$ 289,243	$ 314,016	$ 358,055	$ 416,890	$ 392,552
Common shares outstanding	14,836,727	18,404,864	18,200,067	18,287,449	19,565,029	20,698,941	19,925,083
Tangible book value per share	**$ 15.57**	**$ 14.68**	**$ 15.89**	**$ 17.17**	**$ 18.30**	**$ 20.14**	**$ 19.70**



RETURN ON AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS

The return on average assets adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, acquisition-related expenses and pension settlement charges.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Return on average assets							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 8,012
Total average assets	2,240,534	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,604,821
Return on average assets	**0.74%**	**0.35%**	**0.94%**	**1.10%**	**1.19%**	**1.27%**	**0.17%**
Return on average assets adjusted for non-core items							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 8,012
Add: core banking system conversion revenue waived, net of tax	–	–	55	–	–	–	–
Add: net loss on investment securities, net of tax	–	–	–	–	115	–	–
Less: net gain on investment securities, net of tax	(259)	(474)	(605)	(1,939)	–	(130)	(605)
Add: net loss on asset disposals, net of tax	280	1,162	736	41	264	618	332
Add: system conversion expenses, net of tax	–	–	818	–	–	–	–
Add: acquisition related expenses, net of tax	3,089	6,969	–	222	5,737	5,757	123
Add: pension settlement charges, net of tax	910	298	–	157	211	–	825
Add: COVID-19 expenses, net of tax	–	–	–	–	–	–	1,681
Add: other non-core charges, net of tax	194	385	–	–	–	213	145
Less: release of deferred tax asset valuation	–	–	–	–	(805)	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	–	(705)	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	–	897	–	–	–
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ 10,512
Total average assets	2,240,534	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,604,821
Return on average assets adjusted for non-core items	**0.93%**	**0.62%**	**0.97%**	**1.08%**	**1.32%**	**1.42%**	**0.23%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 8,012
Add: amortization of other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	2,929
Less: tax effect of amortization of other intangible assets	500	1,427	1,411	1,231	701	705	615
Annualized net income excluding the amortization of intangible assets	17,612	13,591	33,776	40,756	48,892	56,349	10,326
Average tangible equity							
Total average equity	270,689	407,296	432,666	450,379	488,139	566,123	584,193
Less: average goodwill and other intangible assets	87,821	144,013	147,981	144,696	158,115	173,529	177,498
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	406,695
Return on average equity							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 8,012
Total average equity	270,689	407,296	432,666	450,379	488,139	566,123	584,193
Return on average equity	**6.16%**	**2.69%**	**7.20%**	**8.54%**	**9.48%**	**9.48%**	**1.37%**
Return on average tangible equity							
Annualized net income excluding the amortization of intangible assets	$ 17,612	$ 13,591	$ 33,776	$ 40,756	$ 48,892	$ 56,349	$ 10,326
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	406,695
Return on average tangible equity	**9.63%**	**5.16%**	**11.86%**	**13.33%**	**14.81%**	**14.35%**	**2.54%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



RETURN ON AVERAGE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS

The return on average stockholders' equity adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, acquisition-related expenses and pension settlement charges.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Return on average equity adjusted for non-core items							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 8,012
Add: core banking system conversion revenue waived, net of tax	–	–	55	–	–	–	–
Add: net loss on investment securities, net of tax	–	–	–	–	115	–	–
Less: net gain on investment securities, net of tax	(259)	(474)	(605)	(1,939)	–	130	(605)
Add: net loss on asset disposals, net of tax	280	1,162	736	41	264	618	332
Add: system conversion expenses, net of tax	–	–	818	–	–	–	–
Add: acquisition related expenses, net of tax	3,089	6,969	–	222	5,737	5,757	123
Add: pension settlement charges, net of tax	910	298	–	157	211	–	825
Add: COVID-19 expenses	–	–	–	–	–	–	1,681
Add: other non-core charges, net of tax	194	385	–	–	–	213	145
Less: release of deferred tax asset valuation	–	–	–	–	(805)	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	–	(705)	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	–	897	–	–	–
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,413	$ 10,512
Average tangible equity	270,689	407,296	432,666	450,379	488,139	566,123	584,193
Return on average equity adjusted for non-core items	**7.72%**	**4.73%**	**7.43%**	**8.40%**	**10.46%**	**10.67%**	**1.80%**
Return on average tangible equity adjusted for non-core items							
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,413	$ 10,512
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	406,695
Return on average tangible equity adjusted for non-core items	**11.43%**	**7.32%**	**11.30%**	**12.38%**	**15.48%**	**15.39%**	**2.58%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.


Peoples
BANCORP®

CHUCK SULERZYSKI
President and Chief Executive Officer
P: 740.374.6163
Chuck.Sulerzyski@pebo.com

JOHN C. ROGERS
Executive Vice President
Chief Financial Officer and Treasurer
P: 740.376.7108
John.Rogers@pebo.com